Exhibit 12

Computation of Earnings to Fixed Charges
(in millions, except ratio data)

	Year Ended December 31,					Three Months Ended March 31, 2002
	1997	1998	1999	2000	2001
Earnings:
Income before provision for income taxes	(27.9)	(53.2)	(24.8)	51.6	(85.1)	(9.6)
Plus: fixed charges	25.3	37.9	47.7	43.1	24.6	6.1

	(2.6)	(15.3)	22.9	94.7	(60.5)	(3.5)

Fixed Charges:
Interest expense (income), net	25.2	37.4	46.7	41.2	22.1	5.4
One third of rent expense (a)	.1	0.5	1.0	1.9	2.5	0.7

	25.3	37.9	47.7	43.1	24.6	6.1

Earnings to fixed charges ratio	(0.1)	(0.4)	0.5	2.2	(2.5)	(0.6)

Earnings deficiency, if applicable	(27.9)	(53.2)	(24.8)	n/a	(85.1)	(9.6)

(a)	Based on the amount reported as rent expense under operating leases in the Company’s historical financial statements.